April 28, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed by Osmium Partners, LLC et al.

Filed April 17, 2014

File No. 001-32750

Dear Mr. Orlic:

Set forth below are responses to the comments which were provided by the Commission’s staff to our client, Osmium Partners, LLC and the other participants in the solicitation (collectively, “Osmium” or the “Participants”), by your letter dated April 25, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Osmium will file Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) reflecting the Commission’s requested edits.

General

Comment 1. Please provide your analysis under Rule 14a-4(a)(3) and (b)(1) regarding proposal 5. The proposals relating to director nominations and stockholder proposals appear to be separate matters under those rules.

Response: The Participants respectfully submit that the elements of the Participants’ proposed amendments to the Company’s Amended and Restated Bylaws (the “Bylaws”) in proposal 5 of the Preliminary Proxy Statement (“Proposal 5”) do not require “unbundling” of Proposal 5 under Rule 14a-4(a)(3) and (b)(1) into separate stockholder proposals. Proposal 5 proposes to amend Sections 2.9(A) and 2.9(B) of the Bylaws to provide that nominations for director or stockholder proposals may now be submitted directly by beneficial holders of the Company’s stock, not just by stockholders of record or beneficial holders acting through their stockholders of record. The Participants view these amendments as part of the same proposal – updating whether beneficial stockholders can act directly on raising Company corporate matters for stockholder vote – and do not believe that these are separate matters to be voted upon separately by stockholders under Rule 14a-4(a)(3) and (b)(1).

First, the Participants note the Commission’s guidance in Question 101.01 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations regarding Exchange Act Rule 14a-4(a)(3), Updated January 24, 2014 (the “2014 Guidance”): “Multiple matters that are so ‘inextricably intertwined’ as to effectively constitute a single matter need not be unbundled.”

Proposal 5 addresses generally the ability of the Company’s beneficial stockholders to participate directly in the corporate oversight of the Company, rather than having such access limited only to stockholders of record. The Participants believe that there should not be a difference as between stockholders of record and beneficial stockholders as to (i) who constitutes a stockholder eligible to directly make recommendations for items to be voted upon by stockholders at annual or special meetings and (ii) the manner in which stockholders exercise their rights under the Company’s corporate organizational documents, and, further, that the process should not differ as between stockholder director nominations and stockholder proposals.

Second, the Participants note the Commission’s guidance in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) (the “2004 Guidance”). We do not believe that, under the 2004 Guidance, unbundling is required with respect to the proposed amendment to Sections 2.9(A) and 2.9(B) of the Bylaws, as the 2004 Guidance provides that “[t]he application of this guidance [on unbundling] would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instrument to be amended by the board of Directors be unbundled.”

Section 8.3 of the Bylaws specifies how the Bylaws may be amended, and specifically states that unless otherwise required by law or the Certificate of Incorporation, the Company’s board of directors can alter, amend, repeal or rescind existing Bylaw provisions or adopt new Bylaw provisions without stockholder review. Based on our review of Delaware law, the proposed changes to Sections 2.9(A) and 2.9(B) are amendments that the board of directors can approve.

Except as otherwise provided herein, by law, or in the Certificate of Incorporation, these Bylaws or any of them may be altered, amended, repealed or rescinded and new Bylaws may be adopted by the Board or by the stockholders at any annual or special meeting of stockholders, provided that notice of such proposed alteration, amendment, repeal, recession or adoption is given in the notice of such meeting of stockholders.

Last, we have followed the Company’s style of presentation of the proposals for consideration at the Annual Meeting. The Company includes the amendments to Section 2.9(A) and 2.9(B) in one single proposal – Proposal 5. The Participants submit that their form of proxy and proxy card must closely follow the way in which the Company has laid out the matters for stockholder consideration and approval at the Annual Meeting in order to avoid confusion and to allow stockholders the ability to vote appropriately at the Annual Meeting.

Cover page

Comment 2. Disclosure states “… we submitted three stockholder proposals to the Company relating to improved corporate governance that we intend to submit for consideration by the Company’s stockholders at the Annual Meeting ….” Please confirm that you do not intend to submit the proposal regarding stockholder action by written consent at the annual meeting.

Response: The Participants confirm that they do not intend to raise their third submitted stockholder proposal at the Annual Meeting, regarding the ability of the Company stockholders to act by written consent in lieu of a meeting. Further, the Participants have revised the language on the Cover page (page 2) as follows:

Further, in advance of the Annual Meeting, we submitted ~~three~~ stockholder proposals to the Company relating to improved corporate governance ~~that we intend to submit~~ for consideration by the Company’s stockholders at the Annual Meeting; the Company has included two of these proposals as Proposal 4 and Proposal 5. We believe it is crucial to improve the Company’s corporate governance and responsiveness to stockholder concerns.

and “Background of the Proxy Solicitation” at page 11:

On February 21, 2014, prior to the Company’s February 23, 2014 deadline for such nominations, the Osmium Parties, through stockholder of record Fund I, pursuant to Section 2.9 of the Bylaws, delivered a stockholder nomination letter containing advance notice of four stockholder nominations for the then-current full size of the Board and proposals to be brought before the Annual Meeting. This Nomination Letter submitted nominations for the four Stockholder Nominees, as well as three stockholder proposals (Proposals 3 and 4 of this Proxy Statement, and a third proposal relating to the ability of stockholders to act by written consent, which the Company has declined to include on the agenda of the Annual Meeting based on its view that it first requires Board approval; while we express no view on the Company’s assessment, we do not intend to raise this third proposal at the Annual Meeting). This letter, in addition to the nomination of the Stockholder Nominees and notice of the stockholder proposals, expressed dissatisfaction with the Company’s delays in updating the Board following the departure of Great Hill Partners, and its two directors from the Company and the Board. Further, the letter criticized the Company’s corporate governance regime for its impediments to stockholder democracy and demanded Board accountability to stockholders.

Reasons for this Solicitation, page 5

Comment 3. We note disclosure stating “We find it shocking that a Board with significant tenure would have allowed management to speculate with approximately $114 million of stockholders’ capital without proper oversight and without publicly disclosing metrics to judge results.”

Please revise this and similar statements to provide any context for Mr. Liberman’s comments on this topic, which appear to indicate an intent on the registrant’s part to further refine its understanding of the efficacy of the marketing spend, in a manner that we understand is standard in the industry.

Response: The referenced language has been updated at page 5, and as marked below:

Further, it appears Company management ~~itself does~~ and long-standing members of the Board do not understand ~~its own~~ capital allocation ~~decisions~~ in a core business. After spending what we believe to be approximately $114 million, or 100% of the Company’s current market capitalization, on direct marketing for Christian Networks, CEO Greg Liberman admitted the following in March 2014: “Over the past quarter and a half, we have been working very closely with the marketing attribution partner to identify the true value of each of our marketing investments, both online and off.”4 This is unacceptable to us and, in our view, should not be tolerated by stockholders. We find it shocking that ~~a~~ the Company’s Board (including three members who joined the Board in 2004, 2006 and 2007) ~~with significant tenure~~ would have allowed management to ~~speculate with~~ spend approximately $114 million of stockholders’ capital ~~without proper oversight and without publicly disclosing metrics to judge results.~~ on Christian Networks’ direct marketing expense before it knew fundamental facts to justify such a large expenditure. Moreover, we believe the Board did not closely monitor and oversee the dollar spend to make appropriate adjustments as warranted based on such metrics as return on invested capital. And, as mentioned above, by failing to disclose key metrics publicly, stockholders did not receive relevant material information so they could evaluate the business, management’s execution of a business plan, and the Board’s proper oversight.

Similar statements have been updated in the rest of the “Reasons…” section beginning at page 5 of the Amended Proxy Statement.

Corporate . . .., page 6

Comment 4. Please revise to clarify that Mr. Liberman was not the principal executive officer or aboard member during all of the time periods presented in the chart on page 6, and that the board of directors was differently constituted as well.

Response: The referenced language has been updated at page 6, and as marked below:

Over the last eight years, ~~and under the leadership of Gregory Liberman, the current CEO,~~ we believe the Company has radically underperformed for its stockholders, as measured against its peer group and broader market averages. This includes the time period beginning on June 15, 2006, when Gregory Liberman, the current CEO, was appointed President of the Company. Mr. Liberman became a member of the Board in April 2011, and the other three long-standing directors have been members of the Board since 2004, 2006 and 2007. (Two other directors were appointed in March 2014 after the deadline had passed for stockholders nominations.)

Corporate performance since ~~Chairman of the Board, Chief Executive Officer and President Greg Liberman was appointed President on~~ June 15, 2006

[TABLE OMITTED]

Comment 5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please characterize as your belief, and provide us support for the statement that “… the Company corporate history is littered with failed ventures….”

Response: The Participants have reviewed and updated their statements in the “Reasons…” section, beginning on page 5 of the Amended Proxy Statement. In addition to the revised paragraph of the Amended Proxy Statement discussed above in response to Comment #3, the Participants note that specifically referenced revisions have been made at page 9, and as marked below:

Management claims Christian Networks presents a market opportunity 30 times the size of Jewish Networks, implying an addressable market of roughly 2.5 million subscribers. Christian Networks’ current active paid subscriber base totals 192,349, or just 7.7% of this implied addressable market, and yet, on the March 5, 2014 conference call, management announced a sequential decline in its subscriber base and revenue. Current and prospective stockholders are left with little more than a series of question marks, unable to determine if the current strategy is creating value for stockholders. ~~This is critical because the Company corporate history is littered with failed~~ We believe it is important to highlight that ventures of the Company such as JPix, American Singles, ~~and~~ Kizmeet, ~~as well as businesses that have little impact on value creation such as~~ and HurryDate do not contribute meaningful cash flow or revenue today and, in our judgment, are not likely to be contributors in the future.

Similar statements have been updated in the rest of the “Reasons…” section beginning at page 5 of the Amended Proxy Statement.

Action Plan Item 2, page 9

Comment 6. Please revise your disclosure to clarify the meaning of “low-cost options.”

Response: The referenced language has been updated at page 9, and as marked below:

The current Board has rewarded management’s underperformance with a generous compensation plan. ~~Unlike~~ S~~s~~tockholders~~, who~~ have seen $1.00 convert to $0.79 over the last eight years. Since 2007, the Company ~~M~~management and Board have collected salary, board fees and ~~roughly~~ 1.7 million ~~shares of low-cost~~ options equating to over $18 million in total compensation. Furthermore, management and the Board have little “skin in the game,” owning only 43,600 shares or 0.2% of the Company’s common stock outright (excluding options).

Background of the Proxy Solicitation, page 10

Comment 7. In future filings, please ensure that you clearly characterize each statement or assertion of opinion or belief as such. As examples only, we note the following statements, which are not characterized in that way:

•	“… the Board appointment terms and proposed settlement agreement delivered by the Company to Osmium Partners on February 14, 2014 contained provisions that were not consistent with the parties’ earlier discussions and were not market for such Board appointment arrangements”.

•	“These changes were inconsistent with the agreement in principal reached on March 2, 2014….”

Response: The Participants confirm their understanding of the requirement and have reviewed the “Background…” section beginning on page 10 of the Amended Proxy Statement. The Participants note that specifically referenced revisions have been made at page 11, and as marked below.

…However, the Board appointment terms and proposed settlement agreement delivered by the Company to Osmium Partners on February 14, 2014 contained provisions that, in the view of Osmium, were not consistent with the parties’ earlier discussions and were not market for such Board appointment arrangements….

and

…These changes were inconsistent with the agreement in principle reached on March 2, 2014, in the opinion of Osmium, and included not making any changes consistent with the Osmium Parties’ corporate governance stockholder proposals, not containing market recommendation/voting requirements, and requiring the Osmium Parties’ nominee to tender his resignation in advance….

Proposal 1 – Election of Directors, page 12

Comment 8. Disclosure states that, in the event that a vacancy in the slate of stockholder nominees should occur unexpectedly, the shares of common stock represented by the gold proxy card will be voted for a substitute candidate, to the extent permissible. Please revise this disclosure so that it more clearly reflects the provisions of Rule 14a-4(c)(5)

Response: The disclosure has been updated, as requested, at page 14 of the Amended Proxy Statement, and is also provided below:

The Osmium Parties do not expect that any of the Stockholder Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Stockholder Nominees should occur unexpectedly because a Stockholder Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by the Osmium Parties, to the extent permissible. The Osmium Parties specifically reserve the right to nominate additional persons, to the extent permissible, including in the event that the Company increases the size of the Board above its existing size or makes changes to its Board by nominating individuals that are not presently serving as directors. If the Osmium Parties decide to add nominees, we will supplement this Proxy Statement. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or change its composition constitutes an unlawful manipulation of the Company’s corporate machinery.

*        *        *

Attached to this letter is a statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel the Company, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc:	John H. Lewis, Osmium Partners, LLC

Enclosures

STATEMENT OF SIGNATURE GROUP HOLDINGS, INC.

The undersigned executive officer of Osmium Partners, LLC (the “Company”) hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 28, 2014

/s/ John H. Lewis
John H. Lewis,
Founder and Managing Partner